SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              TIME WARNER INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 887315109
                               (CUSIP Number)

                                R.E. Turner
                    c/o Turner Broadcasting System, Inc.
                               One CNN Center
                             Atlanta, GA  30303
                               (404) 827-1700
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                        Thomas C. Janson, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5221

                               October 10, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-
     1(b)(3) or (4), check the following:                          ( )

     Check the following box if a fee is being paid with this
     Statement:                                                    ( )



     CUSIP No.  887315109
     Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          R.E. Turner; ###-##-####

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          Not applicable.

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          Not applicable.                                    ( )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :       56,269,723
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
      PERSON WITH                       :        1,568,234
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :       56,269,723
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :        1,568,234

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                57,862,957

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                ( )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               11.4%

     (14) TYPE OF REPORTING PERSON*
          IN


     ITEM 1.   SECURITY AND ISSUER

               This Schedule 13D relates to the Common Stock (the
     "Common Stock"), par value $.01 per share, of Time Warner Inc., a Delaware corporation (the "Company").

     ITEM 2.   IDENTITY AND BACKGROUND

               This Schedule 13D is filed on behalf of the individual listed below:

               (a)  R.E. Turner

               (b)  Mr. Turner's business address is c/o Turner
     Broadcasting System, Inc., One CNN Center, Atlanta, Georgia 30303.

               (c) Mr. Turner is Vice Chairman of the Company and Chief Executive Officer of the Company's Video Division.

               (d) During the last five years, Mr. Turner has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

               (e) During the last five years, Mr. Turner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which is that he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)  Mr. Turner is a citizen of the United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On October 10, 1996, as a result of the merger (the "Merger") of TW Acquisition Corp. into Turner Broadcasting System, Inc. ("TBS"), TBS became a wholly owned subsidiary of the Company. In the Merger, each outstanding share of Class A Common Stock, par value $0.625 per share, of TBS ("Class A Common Stock") and each outstanding share of Class B Common Stock, par value $0.625 per share, of TBS (together with the Class A Common Stock, "TBS Common Stock"), held by Mr. Turner was converted into
     0.75 of a share of Common Stock, representing an aggregate of 57,862,957 shares of Common Stock.

     ITEM 4.   PURPOSE OF TRANSACTION

               At the effective time of the Merger, which occurred on October 10, 1996, each share of TBS Common Stock beneficially owned by Mr. Turner as of such date was converted into 0.75 of a share of Common Stock. Mr. Turner has acquired the securities of the Company for investment purposes only.

                The Company, Mr. Turner, Turner Outdoor, Inc., a corporation that is wholly owned by Mr. Turner ("Turner Outdoor"), and Turner Partners, L.P., a limited partnership of which Mr. Turner is the sole general partner ("Turner Partners") have entered into an Investors' Agreement (No. 1), dated as of October 10, 1996 ("Investors' Agreement (No. 1)"). Pursuant to Investors' Agreement (No. 1), the Company has agreed to use reasonable efforts to cause to be elected to the Company's Board of Directors two persons designated by Mr. Turner who are Eligible Persons. "Eligible Person" means Mr. Turner and any other individual (a) who is reasonably acceptable to the Company's Board of Directors, (b) whose election to the Company's Board of Directors would not, in the opinion of counsel for the Company, violate, conflict with, or result in any material limitation on the ownership or operation of any business or assets of the Company or any of its subsidiaries under, any statute, law, ordinance, regulation, rule, judgment, decree or order of any governmental entity and (c) who has agreed in writing to comply with certain covenants set forth in Investors' Agreement (No. 1) and to resign as a director of the Company if requested to do so upon a reduction in the number of designees to the Company's Board of Directors to which Mr Turner is entitled, as set forth in Investors' Agreement (No. 1). Investor's Agreement (No. 1) is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

               Mr. Turner was elected to the Company's Board of Directors on October 10, 1996. Pursuant to Investors' Agreement (No. 1), Mr. Turner is entitled to designate another person for election to the Company's Board of Directors.

               The Company, Mr. Turner, Turner Outdoor and Turner Partners have entered into a Registration Rights Agreement, dated as of October 10, 1996 (the "Registration Rights Agreement"), pursuant to which the Company has granted to Mr. Turner, Turner Outdoor and Turner Partners and certain associated holders of Common Stock rights to require the registration under the Securities Act of 1933, as amended, of resales of certain shares of Common Stock held by them. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

               TCI Turner Preferred, Inc. ("TCITP"), Liberty Broadcasting, Inc. ("Liberty"), Communication Capital Corp. ("CCC" and, together with TCITP and Liberty, the "TCITP Stockholders"), Mr. Turner, Turner Outdoor and Turner Partners (collectively, the "Turner Stockholders") have entered into a Stockholders' Agreement, dated October 10, 1996 (the "Right of First Refusal Agreement"), pursuant to which the TCITP Stockholders, on the one hand, and the Turner Stockholders, on the other hand, have granted first to the other group and then to the Company a right of first refusal with respect to dispositions of voting securities of the Company beneficially owned by them, subject, in the case of purchases by the TCITP Stockholders, to the Agreement Containing Consent Order (including the related Interim Agreement) dated August 14, 1996 among the Time Warner Companies Inc., a wholly owned subsidiary of the Company, TBS, Tele-Communications, Inc. and Liberty Media Corporation. The Right of First Refusal Agreement is filed as an exhibit to this
     Schedule 13D and is incorporated herein by reference.

               Subject to the terms of Investors' Agreement (No. 1) and the Right of First Refusal Agreement, Mr. Turner reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by him in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

               Mr. Turner currently expects to enter into one or more transactions that may result in the transfer, either currently or in the future, of beneficial ownership of approximately 5 million shares of Common Stock.

               Except as set forth herein, and other than in his capacity as an officer or director of the Company or TBS or pursuant to the exercise of outstanding options to purchase shares of Common Stock, Mr. Turner has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) Mr. Turner beneficially owns 57,862,957 shares of Common Stock, which represent approximately 11.4% of the shares of Common Stock outstanding immediately following consummation of the Merger. This number of shares beneficially owned by Mr. Turner does not include 3,750,000 shares of Common Stock owned by the Turner Foundation, Inc. (the "Turner Foundation"), of which Mr. Turner is a director, as to which shares Mr. Turner disclaims beneficial ownership, and 375,000 shares of Common Stock owned by Jane Fonda, Mr. Turner's wife, as to which shares Mr. Turner disclaims beneficial ownership.

               (b) Mr. Turner has sole power to vote or to direct the vote of 56,269,723 shares of Common Stock, the sole power to dispose or direct the disposition of 56,269,723 shares of Common Stock, the shared power to vote or to direct the vote of 1,568,234 shares of Common Stock and the shared power to dispose or to direct the disposition of 1,568,234 shares of Common Stock. The numbers set forth in the preceding sentence do not include 3,750,000 shares of Common Stock owned by the Turner Foundation, as to which shares Mr. Turner disclaims beneficial ownership, and 375,000 shares of Common Stock owned by Jane Fonda, Mr. Turner's wife, as to which shares Mr. Turner disclaims beneficial ownership.

               (c) At the effective time of the Merger, which occurred on October 10, 1996, each share of TBS Common Stock beneficially owned by Mr. Turner as of such date was converted into 0.75 of a share of Common Stock.

               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF
               THE ISSUER.

               In connection with the consummation of the Merger, (a) the Company, Mr. Turner, Turner Outdoor and Turner Partners entered into Investors' Agreement (No. 1), (b) the Company, the Turner Foundation and the R.E. Turner Charitable Remainder Unitrust No. 2, of which Mr. Turner is a trustee and a beneficiary, have entered into Investors' Agreement (No. 2), dated as of October 10, 1996 ("Investors' Agreement (No. 2"),
     (c) the Company, Mr. Turner, Turner Outdoor and Turner Partners entered into the Registration Rights Agreement, and (d) TCITP, Liberty, CCC, Mr. Turner, Turner Outdoor and Turner Partners entered into the Right of First Refusal Agreement. Investors' Agreement (No. 1), Investors' Agreement (No. 2), the Registration Rights Agreement and the Right of First Refusal Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Investors' Agreement (No. 1), dated as of October 10, 1996, among the Company, Mr. Turner, Turner Outdoor, Inc. and Turner Partners, L.P.

     Exhibit 2 Investors' Agreement (No. 2), dated as of October 10, 1996, among the Company, the Turner Foundation, Inc. and the Robert E. Turner Charitable Remainder Unitrust No. 2.

     Exhibit 3 Registration Rights Agreement, dated as of October 10, 1996, among the Company, Mr. Turner, Turner Outdoor, Inc. and Turner Partners, L.P.

     Exhibit 4 Stockholders Agreement, dated October 10, 1994, by and among TCI Turner Preferred, Inc., Liberty Broadcasting, Communication Capital Corp, Mr. Turner, Turner Outdoor, Inc. and Turner Partners, L.P.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                              By: /s/ R. E. Turner
                                  __________________________
                                   R.E. Turner

     Dated:    October 10, 1996